6500 Harbour Hts Pkwy, Suite 301
Mukilteo, WA 98275

tel 425.493.2000
fax 425.493.2010

www.combimatrix.com

May 30, 2007

Russell Mancuso
Branch Chief
U. S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	CombiMatrix Corporation
Amendment No. 4 to Registration Statement on Form S-1
Filed May 17, 2007
File No. 333-139679

Dear Mr. Mancuso:

We have reviewed your comments to the above-referenced filing, dated May 23, 2007. In response, we have the following comments. We are enclosing with this correspondence five (5) bound copies of the amended registration statement, together with a color-coded, redlined copy marked to show changes to the fourth amended registration statement filed on May 17, 2007. Text in blue has been added. Text in red has been deleted. Text in green has been moved from one place to another. All page references are to the amended registration statement filed contemporaneously with this correspondence.

General

1.
We reissue prior comment 1 in part. Regulation S-K Item 601(b)(3) requires that you file a complete copy of the certificate of incorporation as amended. The exhibit index should not refer investors to multiple locations and require them to assemble a complete amended certificate of incorporation. Also, the exhibit index should not refer to an amendment that was not in the final form as officially filed.

We have advised Acacia Research Corporation of your comment, and they have indicated they will amend the quarterly report for the period ended June 30, 2006, to include a complete reprinted copy of the amendment and the amended and restated certificate of incorporation as an exhibit to the quarterly report.

2.	Regarding your response to prior comment 3:

•
We are unable to agree with your conclusions that (1) the offer of Acacia Research-CombiMatrix shares is not an ongoing of CombiMatrix shares, and (2) the offer of Acacia Research-CombiMatrix shares need not include information regarding CombiMatrix stock. Please ensure that offers and sales of Acacia Research-CombiMatrix shares comply with the Securities Act as it applies to the related ongoing offers of CombiMatrix shares, including the registration, disclosure and communications provisions of the Act.

Russell Mancuso
U. S. Securities and Exchange Commission
May 30, 2007

•
The second paragraph of the response indicates that you have registered a fixed number of shares. However, it appears that you have registered a dollar amount under rule 457(o). Please revise your analysis accordingly.

We acknowledge your position stated in part one of comment 2.

Pursuant to Rule 457(o), we registered a maximum offering price of $52,365,810 based upon the trading price of AR-CombiMatrix stock on December 19, 2006. As of May 14, 2007, there were 59,569,769 shares of AR-CombiMatrix stock issued and outstanding. On a fully diluted basis, taking into consideration all outstanding options and warrants, there were approximately 90,870,822 shares outstanding. The average of the high and low trading prices as of May 25, 2007, was $0.69 per share. We have revised the calculation of fee table to include the registration of securities with a $62,700,867 maximum offering price and have included the amended registration fee table in the fifth amendment.

Holders of Terminated Options, page 10

3.	Regarding your response to prior comment 4:

•
Disclose, if true, under “Equity Compensation Plan Information,” that the Acacia board of directors, acting as administrator under the plans, determined that the redemption will constitute a “change of control” as defined under the plans.

•	Clarify why the Acacia board determined that the amendments were necessary if a redemption was already contemplated as a “change of control” under the plans.

•	Indicate what consideration the Board gave to seeking option and stockholder approval for the amendments.

•	Tell us whether any of the transactions contemplated in connection with the redemption constitutes a change in control for purposes of payments under any executive compensation arrangement.

We have revised the “Equity Compensation Plan Information” to include a statement that the Board of Directors of Acacia Research Corporation, acting as administrator under the plans, determined that the redemption will constitute a change in control as defined under the plans.

The Acacia board determined that the amendment to the plans was appropriate because the definition of a change in control was different in each plan, some of the plans were subject to multiple reasonable interpretations, and the analysis was complex to determine if the redemption was a change in control. The amendment was adopted to clarify any ambiguity, to simplify the definition with respect to the redemption and to make the plans consistent with respect to the redemption.

The Acacia board considered the requirements under the plans to obtain shareholder and option holder approval. They sought advice from legal counsel on the matter and at a duly called meeting of the directors, determined that neither shareholder nor option holder approval was required to adopt the amendment to the plans.

No transactions contemplated in connection with the redemption will result in any payments due to executives under the existing compensation arrangements as a result of the change in control.

CombiMatrix Corporation
6500 Harbour Heights Parkway Mukilteo, WA 98275 Tel: 425.493.2000 Fax: 425.493.2010
www.combimatrix.com

Russell Mancuso
U. S. Securities and Exchange Commission
May 30, 2007

Undertakings, page II-3

4.	We see your response to prior comment 6 regarding the undertakings. Please also include the undertaking in Regulation S-K Item 512(a)(5)(ii).

We have included in our undertakings the language from Regulation S-K Item 512(a)(5)(ii).

We thank you for your consideration of this matter. In the meantime, please do not hesitate to contact our corporate counsel, Mr. Raymond A. Lee or Mr. Dennis J. Rasor at 714-708-6500, if you have any questions concerning this matter or require additional information.

Best regards,

Amit Kumar,
Chief Executive Officer of
CombiMatrix Corporation

CombiMatrix Corporation
6500 Harbour Heights Parkway Mukilteo, WA 98275 Tel: 425.493.2000 Fax: 425.493.2010
www.combimatrix.com